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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549





                                SCHEDULE  13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                            BostonFed Bancorp, Inc.
                  --------------------------------------------
                              (Name of Issuer)

                      Common Stock, par value $.01 per share
              ---------------------------------------------------
                        (Title of Class of Securities)


                                 101178-10-1
                    --------------------------------------------
                                (CUSIP Number)

                              December 31, 1999
                      -------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      /x/ Rule 13d-1 (b)
      /_/ Rule 13d-1 (c)
      /_/ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                              Page 1 of 5 pages

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--------------------------  ------------------------  --------------------------
CUSIP NO. 101178-10-1                 13G/A               Page 2 of  5  Pages
--------------------------  ------------------------  --------------------------

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Boston Federal Savings Bank
        Employee Stock Ownership Plan

-----   ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /__/

                                                        (b) /__/
-----   ------------------------------------------------------------------------
3       SEC USE ONLY


-----   ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Federally chartered stock savings institution's employee stock benefit plan organized in Massachusetts.

-----------------  ------  -----------------------------------------------------
     NUMBER OF       5     SOLE VOTING POWER
       SHARES                   166,279
    BENEFICIALLY
      OWNED BY     ------  -----------------------------------------------------
        EACH         6     SHARED VOTING POWER
     REPORTING                  362,721
       PERSON
        WITH       ------  -----------------------------------------------------
                     7     SOLE DISPOSITIVE POWER
                                529,000

                   ------  -----------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                                  -0-

----   -------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              529,000

----   -------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----   -------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              10.6 % of 4,973,081 shares of Common Stock outstanding as of December 31, 1999.

----   -------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
              EP

--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!



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                          BOSTON FEDERAL SAVINGS BANK
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                SCHEDULE  13G/A

Item 1(a)   Name of Issuer:
            BostonFed Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            17 New England Executive Park
            Burlington, Massachusetts 01803

Item 2(a)   Name of Person Filing:
            Boston Federal Savings Bank
            Employee Stock Ownership Plan
            Trustee: Investors Bank & Trust Co.
                     150 Royall Street
                     Canton, Massachusetts 02021

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            17 New England Executive Park
            Burlington, Massachusetts 01803

Item 2(c) Citizenship: Federally chartered stock savings institution's employee stock benefit plan organized in Massachusetts.

Item 2(d)   Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e)   CUSIP Number: 101178-10-1

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1999, the reporting person beneficially owned 529,000 shares of the issuer. This number of shares represents 10.6 % of the common stock, par value $.01, of the issuer, based upon 4,973,081 shares of such common stock outstanding as of December 31, 1999. As of December 31, 1999, the reporting person has sole power to vote or to direct the vote of 166,279 of the shares and shares voting power over 362,721 shares. The reporting person has the sole power to dispose or direct the disposition of 529,000 shares of common stock.



                              Page 3 of 5 pages

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Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A




                              Page 4 of 5 pages

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Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 11, 2000
                  --------------------------------------------
                                    (Date)

                              /s/ John A. Simas
                  --------------------------------------------
                                 (Signature)

                               John A. Simas
                           Executive Vice President
                  --------------------------------------------
                                   (Title)










                              Page 5 of 5 pages


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                                POWER OF ATTORNEY


      I, Richard J. Dennis, Sr., member of the Administrative Committee (the "Administrative Committee") of the Boston Federal Savings Bank Employee Stock Ownership Plan (the "ESOP"), hereby authorize and designate each of John A. Simas, David P. Conley, Eric S. Kracov and Joseph P. Daly as my agent and attorney-in-fact, with full power of substitution, to:

     (1) prepare and sign on behalf of the Administrative Committee and the ESOP any Schedule 13G of the Securities Exchange Act of 1934 relating to the ownership of common stock of BostonFed Bancorp, Inc. (the "Corporation") and file the same with the Securities and Exchange Commission and each stock exchange on which the Corporation's stock is listed; and

     (2) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in- fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Administrative Committee assuming, any of the ESOP's responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

      This Power of Attorney shall remain in effect until the ESOP is no longer required to file Schedules 13G with respect to its holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

Dated: February 9, 2000               /s/ Richard J. Dennis, Sr.
                                      -----------------------------------------
                                      Richard J. Dennis, Sr.
                                      Member of the Administrative Committee
                                      Boston Federal Savings Bank Employee Stock
                                      Ownership Plan





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                                POWER OF ATTORNEY


      I, Charles R. Kent, member of the Administrative Committee (the "Administrative Committee") of the Boston Federal Savings Bank Employee Stock Ownership Plan (the "ESOP"), hereby authorize and designate each of John A. Simas, David P. Conley, Eric S. Kracov and Joseph P. Daly as my agent and attorney-in-fact, with full power of substitution, to:

     (1) prepare and sign on behalf of the Administrative Committee and the ESOP any Schedule 13G of the Securities Exchange Act of 1934 relating to the ownership of common stock of BostonFed Bancorp, Inc. (the "Corporation") and file the same with the Securities and Exchange Commission and each stock exchange on which the Corporation's stock is listed; and

     (2) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such attorney-in-fact power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in- fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Administrative Committee assuming, any of the ESOP's responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

         This Power of Attorney shall remain in effect until the ESOP is no longer required to file Schedules 13G with respect to its holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

Dated: February 3, 2000               /s/ Charles R. Kent
                                      ------------------------------------------
                                      Charles R. Kent
                                      Member of the Administrative Committee
                                      Boston Federal Savings Bank Employee Stock
                                      Ownership Plan



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                                POWER OF ATTORNEY


      I, Irwin W. Sizer, member of the Administrative Committee (the "Administrative Committee") of the Boston Federal Savings Bank Employee Stock Ownership Plan (the "ESOP"), hereby authorize and designate each of John A. Simas, David P. Conley, Eric S. Kracov and Joseph P. Daly as my agent and attorney-in-fact, with full power of substitution, to:

     (1) prepare and sign on behalf of the Administrative Committee and the ESOP any Schedule 13G of the Securities Exchange Act of 1934 relating to the ownership of common stock of BostonFed Bancorp, Inc. (the "Corporation") and file the same with the Securities and Exchange Commission and each stock exchange on which the Corporation's stock is listed; and

     (2) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in- fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Administrative Committee assuming, any of the ESOP's responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

      This Power of Attorney shall remain in effect until the ESOP is no longer required to file Schedules 13G with respect to its holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

Dated: February 9, 2000               /s/ Irwin W. Sizer
                                      ------------------------------------------
                                      Irwin W. Sizer
                                      Member of the Administrative Committee
                                      Boston Federal Savings Bank Employee Stock
                                      Ownership Plan